FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of June 2010

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

Summary of Registrant’s Immediate Report filed with the Israeli Securities Authority on June 7, 2010 in connection with the resignation of Zvi Slovin as Co-Chief Executive Officer of the Registrant.

SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated: June 7, 2010

Summary of Immediate Report Filed with the Israeli Securities Authority on June 7, 2010

On June 7, 2010, the Registrant filed an immediate report with the Israeli Securities Authority pursuant to which it reported that Mr. Zvi Slovin, a Co-Chief Executive Officer of the Registrant had notified the Registrant of his resignation as Co-Chief Executive Officer of the Registrant effective as of June 30, 2010 for reasons unrelated to circumstances which require notifying the Registrant's shareholders. Mr Slovin will continue to provide the Registrant with business guidance and he will continue to serve as a director of some of the Registrant's group companies.